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                     May 20, 2020

       A. Michael Salem
       Chief Executive Officer
       Midwest Holding Inc.
       2900 South 70th Street, Suite 400
       Lincoln, NE 68506

                                                        Re: Midwest Holding
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 8, 2020
                                                            File No. 000-10685

       Dear Mr. Salem:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance